

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail
Mr. Thomas W. Casey
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

>   **Re: Clear Channel Outdoor Holdings, Inc.**
>   **Form 10-K**
>   **Filed February 14, 2011**
>   **File No. 005-81186**

Dear Mr. Thomas W. Casey:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 36

1. Please expand your discussion of results of operations in total and by segment to identify and discuss key performance indicators, including non-financial performance indicators that you use to manage the business and that would be material to investors. Your discussion should include the increase or decline in revenue attributable to pricing and volume. You should identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in the future. For example, you should discuss the impact that digital media will have on your results of operations in the future. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of

Mr. Thomas W. Casey
Clear Channel Outdoor Holdings, Inc.
June 27, 2011
Page 2

> Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in your future filings.

Notes to Consolidated Financial Statements, page 64

Note 7 – Commitments, Contingencies and Guarantees, page 80

2. We note that for you received final unfavorable rulings by the third administrative level for both L&C and Klimes. We also note that you did not accrue any costs related to these claims based on your review of the law in similar cases in other Brazilian states.   Tell us in more detail how you concluded that at December 31, 2010, it was not probable that you had incurred a liability with respect to these claims. Also, disclose the range of reasonably possible loss. If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450.
.

Note 13 – Segment Data, page 92

3. Please disclose all information as required by ASC 280-10-50-41, including deferred tax assets located in the public entity's country of domicile and located in all foreign countries. Also if revenue and assets in an individual foreign country are material, those revenues and assets should be disclosed separately.

Note 14 – Quarterly Results of Operations, page 94

4. Please disclose the reason(s) for material differences in net income between quarterly periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney at (202) 551-3399 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director